Exhibit 99.1

TSX:           JE
NYSE:         JE

•	FOR IMMEDIATE RELEASE

PRESS RELEASE

Clearance Received for the sale of National Home Services
by Just Energy Group Inc. to Reliance Comfort Limited Partnership

TORONTO, ONTARIO - - November 17, 2014 - Just Energy Group, Inc. (“Just Energy” or the “Company”) (TSX:JE; NYSE:JE) today announced that Reliance Comfort Limited Partnership (“Reliance”) has received a “no-action letter” confirming that the Competition Bureau has reviewed Reliance’s proposed acquisition of the shares of National Energy Corporation (which operates under the name National Home Services), Just Energy’s water heater and HVAC home services business.  The receipt of the “no-action letter” satisfies the Competition Act condition under the Purchase Agreement for the consummation of the transaction.  Just Energy anticipates that the transaction will close prior to the end of November.

About Just Energy Group Inc.

Established in 1997, Just Energy is primarily a competitive retailer of natural gas and electricity. With offices located across the United States, Canada and the United Kingdom, Just Energy serves more than 2 million residential, commercial and home services customers (4.7 million RCEs) through a wide range of energy programs and home comfort services. The Company's JustGreen® products provide consumers with the ability to help them reduce the environmental impact of their everyday energy use.  Just Energy’s business primarily involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts under the following trade names: Just Energy, Hudson Energy, Commerce Energy, Smart Prepaid Electric, Amigo Energy, Tara Energy and Green Star Energy.

FORWARD-LOOKING STATEMENTS

Just Energy's press releases may contain forward-looking statements including statements pertaining to the closing of the sale of NHS and the anticipated benefits thereof, as well as customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, dividends, distributable cash and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, the failure to satisfy any of the conditions to the completion of the sale of NHS or the working capital requirements, as well as levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Patrick McCullough
Chief Financial Officer
Just Energy
713-933-0895
pmccullough@justenergy.com

or

Michael Cummings
Investor Relations
Alpha IR
617-982-0475
michael.cummings@alpha-ir.com